Exhibit 99.1

Cellect announces a major breakthrough of its ApoGraft™ technology

Reporting today positive results from a 20 patients trial

with Tel-Aviv Ichilov Medical Center

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ApoGraft™ significantly improved stem cells derived from fat tissues

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Dr. Shai Yarkoni: “This breakthrough finding is increasing our addressable market by an order of magnitude. We can now actively seek strategic alliances for the commercialization of ApoGraft™” in aesthetic medicine as well as orthopedic indications.

Tel Aviv, Israel – October 25, 2017 – Cellect Biotechnology Ltd. (Nasdaq: APOP), a developer of stem cell selection technology, announced today that it has achieved a major milestone with the conclusion of a large study on the use ApoGraft™ on stem cells derived from fat tissues.

The significance of the findings opens ApoGraft™ to be used by a much wider array of companies and medical centers worldwide developing stem cell based products and treatments. Of special importance are the aesthetic and orthopedic indications where fat-derived stem cells are the main raw material.

Until this study, ApoGraft™ was used on blood cells (hematopoietic) and, in studies to date, has proven to be beneficial in stem cells selection of bone marrow (including for treatment of cancer and autoimmune diseases). The new study conducted with samples obtained via liposuction from over 20 adult patients has shown significant beneficial effect of the Apograft process on both the number and activity of the fat-derived stem cells.

The study was conducted in collaboration with the Plastic Surgery Department and Stem Cells Laboratory of the Tel-Aviv Medical Center (Ichilov Hospital). Fat-derived stem cells were treated according to Cellect protocols and have shown that ApoGraft™ led to both an expansion of cells and an improvement in their unique cell activity and attributes. The ability of those cells to create colonies and differentiate into bone was enhanced significantly after only a short incubation.

Dr. Shai Yarkoni, Company CEO has commented: “Cellect has reached a significant milestone in showing that the ApoGraft™ technology can be applied to the harvesting of fat derived stem cells and therefore can be immediately applied to creating business alliances with the vast numbers of companies using fat-derived stem cells but unable to produce large batches under cost effective conditions. Together with the bone marrow program, the fat-derived stem cells cover most of the raw materials used by the industry. We intend to translate this breakthrough to more clinical programs and multiple licensing deals.”

About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: "APOP", "APOPW") has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of stem cell applications.

The Company’s technology is expected to provide pharma companies, medical research centers and hospitals with the tools to rapidly isolate stem cells in quantity and quality that will allow stem cell related treatments and procedures. Cellect’s technology is applicable to a wide variety of stem cell related treatments in regenerative medicine and that current clinical trials are aimed at the cancer treatment of bone marrow transplantations.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss our intended use of our technology for fat-derived cells. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov. and in the Company’s period filings with the SEC and the Tel-Aviv Stock Exchange.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+ 972-9-974-1444